Barry Pershkow Partner	Chapman and Cutler llp 1717 Rhode Island Avenue NW Washington, DC 20036-3026
	Tel:	202.478.6492
	Mobile:	202.276.4046
	pershkow@chapman.com

January 19, 2023

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Syntax ETF Trust (the “Trust”); Inv Co. Act File No. 811-23227

Dear Mr. Ellington:

On behalf of the Trust, this letter responds to your comments regarding the certified shareholder report of the Trust filed on Form N-CSR on March 11, 2022, covering the period ended December 31, 2021 (the “Report”). The Report relates to the following five series of the Trust: Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified SmallCap ETF, Syntax Stratified U.S. Total Market ETF, and Syntax Stratified U.S. Total Market Hedged ETF (each, a “Fund” and together, the “Funds”).

Comment 1

Please update the recoupment language in the notes to financial statements to match the disclosure in the footnotes to each Fund’s fee table, which states that “any waiver under the expense limitation agreement is subject to repayment by the Fund within 36 months following the day on which fees are waived or reimbursed if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either (1) the expense cap in place at the time such amounts were waived, or (2) the current cap expense noted above” and ensure the recoupment language is consistent throughout the disclosure documents.

Response to Comment 1:

In the upcoming filing by the Trust on Form N-CSR covering the period ended December 31, 2022 and in any relevant filing made on Form N-CSR thereafter, the recoupment language in the notes to the financial statements will be updated to match the disclosure in the footnotes to the fee table in each Fund’s prospectus and will be made consistent throughout the disclosure documents filed on Form N-CSR.

Charlotte   Chicago   New York   Salt Lake   City San Francisco   Washington, DC

Comment 2

With respect to the Trustees and Officers of Trust section of the annual report, please provide the address for each trustee and officer, as required by Item 17(a)(1) of Form N-1A.

Response to Comment 2:

In the upcoming filing by the Trust on Form N-CSR covering the period ended December 31, 2022 and in any relevant filing made on Form N-CSR thereafter, the address for each Trustee and Officer will be added to the 2022 annual report.

Comment 3

The Commission notes Item 4(e)(2) of Form N-CSR discloses that 100% of services described in paragraphs (b) through (d) of this Item were approved by the audit committee. However, this paragraph describes situations where the preapproval requirement was waived, not when approval was obtained. Please confirm if this disclosure is accurate.

Response to Comment 3

In the upcoming filing by the Trust on Form N-CSR covering the period ended December 31, 2022 and in any relevant filing made on Form N-CSR thereafter, and in order to clarify the response and avoid confusion and/or ambiguity with regard to the response for Item4(e)(2), the language included for this response will be revised to read as follows: “None of the services described in each of paragraphs (b) through (d) of this Item involved a waiver of the pre-approval requirement by the Audit Committee pursuant to Rule 2-01 (c)(7)(i)(C) of Regulation S-X.”

Comment 4

Item 4(d) of the registrant certifications required by Item 13(a)(2) of Form N-CSR filed on March 10, 2022, does not appear to use the exact language required by the form. Item 13(a)(2) of Form N-CSR requires the certifications to be filed exactly as set forth in the form. And Item 4(d) requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred “during the period covered by this report,” whereas it appears the current certifications use the language “during the second fiscal half year of the period covered by this report.” Please ensure that the certifications use the exact language required by the form going forward.

Response to Comment 4:

In the upcoming filing by the Trust on Form N-CSR covering the period ended December 31, 2022 and in any relevant filing made on Form N-CSR thereafter, the information called for by Item 13(a)(2) of Form N-CSR will be modified to reflect the exact language as required by the form.

Comment 5

It appears the Form N-CSR for the period December 31, 2021, refers to “the registrant’s most recent fiscal half year” for the disclosure related to Form N-CSR Item 11(b). Please utilize the exact language provided in Form N-CSR Item 11(b), which refers to “the period covered by this report” going forward.

Response to Comment 5:

In the upcoming filing by the Trust on Form N-CSR covering the period ended December 31, 2022 and in any relevant filing made on Form N-CSR thereafter, the information called for by Item 11(b) of Form N-CSR will be modified to reflect the exact language as required by the form.

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow

Barry Pershkow

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